CARTER LEDYARD & MILBURN LLP
Counselors at Law

570 Lexington Avenue New York, NY 10022 (212) 371-2720	2 Wall Street New York, NY 10005-2072 — Tel (212) 732-3200 Fax (212) 732-3232	1401 Eye Street, N.W. Washington, DC 20005 (202) 898-1515

July 20, 2005

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Gilat Satellite Networks Ltd. Form 20-F for the Fiscal Year Ended December 31, 2004 File No. 0-21218

Dear Mr. Spirgel:

        On behalf of our client, Gilat Satellite Networks Ltd. (the “Company”), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to Ms. Tal Payne, Chief Financial Officer of the Company, dated June 23, 2005 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004. We have repeated the numbered comments below and have provided a response to each comment.

Capital Expenditures and Divestitures, page 20

Question

1.	We note that certain inventory was classified into property and equipment during 2002, 2003, and 2004. Please tell us the nature of the reclassification.

Response

The Staff is hereby advised that Gilat’s equipment inventory is generally used for sales to our GNS customers. Additionally, we use some of our equipment inventory for the operation of networks owned by Spacenet segment entities and some for our research and development laboratories. When the designation of equipment changes and the equipment is installed in our networks or in our laboratories, it is reclassified as property.

Critical Accounting Policies and Estimates, page 45

Question

2.	Please disclose how you estimate the general allowance for doubtful accounts.

Response

The general allowance for doubtful accounts relates to past due debts of consumer-type customers and is estimated based on past industry experience. The Staff is hereby advised that less than 10% of our allowance for doubtful accounts is made with respect to a general allowance and the remainder is specific amounts that we consider being doubtful of collection.

Revenues, page 52

Question

3.	Please tell us and disclose your basis for revenue recognition on the Compartel projects in Columbia and similar projects. In your response, please address the effect of operational milestones as mentioned on page 61. Refer to paragraph 46 of SOP 81-1.

Response

        During the reported period, we were awarded the following major government projects: Compartel Rural Telephony and Compartel Telecentros which together are comprised of seven contracts, and GESAC in Brazil. In all of these contracts, we are the owner and operator of the network and we generated revenues from the “government subsidy” and, in the case of the aforementioned Compartel projects, from “traffic”, i.e. consumer payment for use of the network. The vast majority of the revenues from these contracts is generated from the government subsidy and is recognized ratably throughout the contract period only; once sites are operational, traffic revenues are recognized based on the usage of the network.

        The “operational milestones” referred to on page 61 of the Form 20-F do not affect our revenue recognition of these projects. The milestones relate to the pace at which the government subsidy is released to us, such as the completion of site surveys, and submission of invoices from third party contractors, etc. The Staff is advised that the rate at which the Company recognizes its revenues for these projects is far slower than the rate at which the operational milestones are achieved. For example, for the Compartel II projects, approximately 60% of the subsidy is released to us based upon milestones that are met prior to the installations of sites and approximately 40% of the subsidy is released to us during the period in which service is provided. For purposes of further illustration, as of December 31, 2004, the Company had recognized revenues with respect to approximately $9 million of the Compartel II projects and had collected more than $36 million in government subsidies.

Gross profit, page 57

Question

4.	We note your statements that the “consolidation amounts presented above represent effect of unrealized profits derived from the transactions between GNS and Spacenet. Given that Spacenet revenues were lower in 2003 compared to 2002, purchases of equipment by Spacenet from GNS were also reduced significantly. As such, the unrealized profits also decreased.” Please tell us in detail how “intercompany” unrealized profits affected the reported gross profit.

Response

The Staff is hereby advised that on a consolidated level, “intercompany” unrealized profits have been eliminated. When reported by segment, Spacenet’s results are presented based upon transfer prices. The “consolidation” line reflects the intercompany profits that have been realized in order to adjust the transfer price to Gilat’s cost. The purpose of the disclosure was to explain the technical process and the related significant decrease in the amounts from 2002 to 2003. The Company notes the need to clarify this in future filings.

Consolidated Statements of Operations, page F-5

Question

5.	Please tell us and disclose in your MD&A how you were able to reduce service cost of revenues. We note that in prior years, service cost of revenues exceeded the related service revenues.

Response

The Staff is hereby advised that we were able to reduce service cost of revenues by increasing the business efficiency within the Company. Specifically, our cost of service revenues increased on an absolute US Dollar basis and decreased as a percentage of service revenues in 2004, due to the following factors: (i) certain significant expenses were reduced as part of certain restructurings in 2003, such as transponder capacity costs which were reduced due to the renegotiation of such agreement with our major provider; (ii) depreciation expenses were reduced due to an impairment of long-lived assets in 2003 in accordance with FASB 144 (iii) wages and overhead costs decreased due to a reduction in headcount; and (iv) as described on page 53 of our 20-F, we had higher profit margins and more revenues streams in 2004. In future filings we will include the above detailed explanation in MD&A.

Question

6.	We note that transactions with related parties accounted for approximately 10% of cost of service revenues during each of the last three years. Tell us and disclose the nature of these services.

Response

The Staff is hereby advised that as is set forth in Note 8(c)5 of our Financials Statements, in all three reporting years, the nature of the vast majority of the services is transponder capacity (space segment) purchased from the SES Group. We note further that SES is deemed a related party due to the membership of one of their executives, Mr. Robert Bednarek, on our board of directors. As of July 18, 2005, Mr. Bednarek is no longer a board member.

Note 4. Investments in Affiliated Companies and Excess of Losses over Investments, page F-29

Question

7.	We note your conclusion that the Company is not the primary beneficiary of Satlynx and therefore Satlynx should not be considered into the Company’s consolidated financial statements. Considering that SES Global S.A. is a related party and holds a variable interest in Satlynx, tell us your consideration of paragraph 17 of FIN 46(R).

Response

We have considered the indicators (facts and circumstances) stipulated in Paragraph 17 of FIN 46(R) and concluded that SES Global S.A. (“SES”) and the Company hold an aggregate variable interest that makes the two together the primary beneficiary of Satlynx, and that within the two, SES is most closely associated with the variable interest entity, Satlynx. We have based our conclusion on the following indicators:

a.	Satlynx has significant commercial obligations to SES, which outweigh any commercial commitments and obligations Satlynx has to Gilat.

Gilat has an equipment supply frame agreement, with no minimum purchase requirements by Satlynx. Gilat also has a lease and an option agreement, pursuant to which, Satlynx pays Gilat a quarterly rent payment in the amount of approximately Euro 0.2 million.

SES and Satlynx entered into several transponder capacity agreements whereby Satlynx undertook to lease certain transponder capacity from SES for lengthy periods. The overall minimum commitment of Satlynx amounts to approximately Euro 74 million.

b.	Based on an analysis, we found that SES absorbs the majority of the expected losses of Satlynx.

The analysis was based on Satlynx’s business plan and projections. Management applied probability percentages to the various future projected outcomes and each NPV for a projected outcome was calculated taking into account the terminal value.

Note 2(k). Long-term trade receivables, page F-18

Question

8.	Please provide the disclosures required for receivables that include amounts under long-term contracts. We note on page 8 that you current backlog of orders consists of long-term contracts for three to five years. In addition, you indicated in Note 8(j) that you provide guarantees on installation and operational period of long-term rural telephony projects … and other projects until operational milestones are met. Refer to Rule 5-02.3(c) of Regulation S-X.

Response

The Staff is hereby advised that that the following requested disclosure will be added to our future filings:

The following amounts represent the unbilled amounts of the long–term receivables:

Year ending December 31,	In thousands

2006	$12,609
2007	8,103
2008	4,244
2009	820

25,776
Unearned interest income	(2,408)

$23,368

Generally, we issue invoices solely based upon predetermined payment dates set forth in our agreements. This relates to approximately $15 million of the above amounts. For the remainder of the unbilled amount, payment is made following routine verification of parameters relating to the network connectivity.

Note 8.Commitments and Contingencies, page F-36

Question

9.	We note that you did not recognize any liability for the guarantees since you expect its performance will be acceptable. Please tell us what is meant by this disclosure. It is unclear to us if you have concluded that these guarantees are not under the scope of FIN 45.

Response

The Staff is hereby advised that as described in Note 8j, the Company provides performance guarantees for its own and for its subsidiaries' performance. As stated in Paragraph 4 of FIN 45 "...the scope of this interpretation does not encompass indemnifications or guarantees of an entity's own future performance (for example, a guarantee that the guarantor will not take any certain future actions...)." As such, the guarantees granted by us are excluded from the scope of FIN 45. We hereby advise the Staff that the related disclosure will be amended in future filings to indicate that the Company's performance guarantees are out of the scope of FIN 45.

Note 10. Restructuring of Debts, page F-43

Question

10.	Tell us how accounted for the Bank Hapoalim warrant.

Response

The Staff is hereby advised that as part of the agreement, Bank Hapoalim is entitled to provide the Company with written instructions to issue a warrant or warrants for the purchase of its ordinary shares. Once issued to a holder, the warrant is exercisable for a thirty-day period only. The proceeds paid to the Company from the exercise of each warrant shall be applied to reduce all future installments of the principal due to the bank, on a pro-rata basis. As such, the warrant is a non-detachable instrument.

In our accounting for the Bank Hapoalim transaction and the conversion feature granted, we followed the provisions of EITF Issue No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments" (EITF 96-19), EITF Issue 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF Issue No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments".

EITF 96-19 addresses whether an exchange or modification of a debt instrument is considered "substantial", and therefore, results in a debt extinguishment. Under the consensus, an exchange or modification of a debt instrument with the same creditor is considered substantial if the present value of the cash flows under the terms of the new debt instrument differs by more than 10 percent compared to the present value of the remaining cash flows under the terms of the original instrument. In addition, there is also a qualitative aspect to evaluating debt modifications. The elimination or addition of a conversion feature to a debt instrument is considered to be a substantial modification. As the modified debt included a non-detachable warrant, it was considered a substantial modification and accounted for as a debt extinguishment.

As the fair value of the convertible debt instrument as of the analysis date approximated the fair value of the original debt instrument on that date, no charges to the statement of operations was required. In order to estimate the fair value of the two instruments, we had a valuation analysis performed by an independent appraiser.

In accordance with EITF 98-5 and EITF 00-27, we evaluated the existence of a beneficial conversion feature. As the exercise price of the warrant was set to be $7.5 or higher, while the stock price at the date of the agreement was approximately $4.5, no beneficial conversion feature was identified.

The Staff is advised that effective July 18, 2005, Bank Hapoalim sold its interest in the loan and corresponding rights to a warrant to a third party, York Capital Management.

Question

11.	Please tell us why the Hapoalim transaction was not accounted for under SFAS 15.

Response

We concluded that the Bank Hapoalim transaction should not be accounted for under SFAS 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings." In accordance with EITF 02-04 "Determining Whether a Debtor's Modification or Exchange of Debt Instruments is within the Scope of FASB Statement No. 15," the first step is to decide if the company is experiencing financial difficulties. As the Company was not experiencing financial difficulties, based on the factors outlined in the EITF, we concluded that the transactions in issue did not fall under the scope of SFAS 15.

Question

12.	Considering that Bank Hapoalim is a 14.8% shareholder, tell us how you considered SAB Topic 5(T) in accounting for this transaction.

Response

As further discussed in response to questions 10 and 11, the Staff is hereby advised that since the fair value of the financial instruments before and after the transaction were approximately equal, no concession was granted to the Company by Bank Hapoalim. Thus, we believe that SAB Topic 5(T) is not applicable.

Note 12. Taxes on Income, page F-52

Question

13.	Please disclose the significant components of your income tax expense. Refer to paragraphs 45 and 47 of SFAS 109.

Response

The Staff is hereby advised that the disclosure referenced in paragraph 45 is provided herein and will be added to future filings.

	2002	2003	2004
	U.S. dollars in thousands

Provisions
Tax expenses related to restructuring of debts	$-	$1,100	$-
Other current tax expenses	970	1,862	1,405
Tax expenses related to previous years		2,032	1,193

	970	4,994	2,598

Deferred taxes
Deferred tax expenses related to restructuring of debts		4,560
Adjustments of the beginning of the year balance of a valuation allowance because of a change in circumstances that caused a change in judgment about the realizability of the related deferred tax asset in
future years	500
Other deferred tax expenses	(541)	136	1,831

	(41)	4,696	1,831

	$929	$9,690	$4,429

With respect to paragraph 47, most of our consolidated subsidiaries have current or carry forward tax losses for tax purposes. The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carry forward and other temporary differences among the various subsidiaries worldwide due to the uncertainty of the realization of such tax benefits and the arrangement with the Israeli tax authorities in connection with the resulting restructuring of debts and the effect of approved enterprises. Actual tax expenses are fairly limited. We believe that the disclosure provided in the financial statements, as discussed above, is in accordance with the requirements of paragraph 47 of SFAS 109.

        I have been authorized by our client to acknowledge that: (i) the Company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please do not hesitate to contact me at (212)238-8605 with any questions or comments you may have.

Very truly yours, Steven J. Glusband

SJG:tco
cc:	Tal Payne, Chief Financial Officer